Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Combined Fixed Charges and Preferred Stock Dividends to Earnings

(unaudited)

	Years Ended December 31,					Six Months Ended June 30, 2013
	2008	2009	2010	2011	2012
	(in thousands, except ratios)
Earnings
Profit before taxes	$67,749	$31,844	$44,346	$140,703	$222,795	$90,324
Fixed charges	27,843	23,902	22,979	23,198	21,738	8,974

Earnings	$95,592	$55,746	$67,325	$163,901	$244,533	$99,289

Fixed Charges
Interest expense	$24,704	$19,451	$18,189	$19,532	$16,372	$6,474
Estimated interest expense on rental items	2,500	3,066	3,866	3,666	5,366	2,500

Fixed charges	$27,843	$23,902	$22,979	$23,198	$21,738	$8,974

Preferred stock dividends	$639	$1,385	$923	—	—	—

Ratio of Earnings to Fixed Charges	3.5x	2.4x	3.0x	7.1x	11.2x	11.1x

Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings	3.4x	2.3x	2.9x	7.1x	11.2x	11.1x